SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayers’ ID (CNPJ): 00.108.786/0001-65
Corporate Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING
HELD ON MARCH 31, 2008

DATE, TIME AND VENUE:	On March 31, 2008, at 11:00 a.m., at the Company’s headquarters located at Rua Verbo Divino nº 1356 – 1º andar, Chácara Santo Antônio, in the city and state of São Paulo.

ATTENDANCE:
Shareholders holding more than ninety-nine percent (99%) of the voting stock, as per the signatures in the “Shareholders’ Attendance Book”, as well as the representative of KPMG Auditores Independentes, Mr. Pedro Augusto de Melo, and the Company’s Fiscal Council, Mr. Charles Barnsley Holland.

PRESIDING:	JOSÉ ANTONIO GUARALDI FÉLIX – Chairman, and
JOÃO ADALBERTO ELEK JUNIOR – Secretary.

CALL NOTICE:	The call notice was published in the newspaper Valor Econômico on March 13, 14 and 17, 2008 and in the Official Gazette of the State of São Paulo on March 14, 15 and 18, 2008.

AGENDA:
AT THE ANNUAL GENERAL MEETING: 1) To acknowledge the management accounts, examine, discuss and vote the financial statements for the fiscal year ended December 31, 2007, with no dividends to distribute; 2) To elect the members of the Board of Directors and establish their compensation; 3) To elect the members of the Fiscal Council and establish their compensation. AT THE EXTRAORDINARY GENERAL MEETING: 4) To amend the wording of article five, caput, of the Company’s Bylaws, in order to reflect the capital increase from R$ 5,479,891,017.65 to R$ 5,553,269,186.21, through the issue of 1,229,387 common shares and 2,454,256 preferred shares, approved by the Company’s Board of Directors Meeting of January 31, 2008; and 5) Approve the merger of the Company’s subsidiary, NET LTDA., with no change in the Company’s capital stock, given that the Company already owns 100% (one hundred per cent) of NET LTDA.’s capital stock, whic h will be cancelled in compliance with section IV of article 224 of Law 6404/76; and 6) To consolidate the Company’s Bylaws .

RESOLUTIONS:
The resolutions were approved by a unanimous vote of those shareholders present, with the abstention of those legally impeded from voting. These minutes were then drawn up in summary format, pursuant to paragraph 1 of Article 130 of Law 6404/76, and their publication was authorized with the omission of the shareholders’ signatures, pursuant to paragraph 2 of Article 130 of Law 6404/76.

AT THE ANNUAL GENERAL MEETING:

1. The shareholders approved, by unanimous vote, without qualifications, the Annual Management Report and its accounts included in the Balance Sheet and Financial Statements, published in the newspaper Valor Econômico and in the Official Gazette of the State of São Paulo on February 07, 2008, containing shareholders’ equity, annual net income, the origins and applications of funds and interests in Subsidiary Companies, as well as the Management, Fiscal Council and External Auditors’ Reports, all related to the fiscal year ended December 31, 2007, without the determination of dividend payments.

2. The shareholders acknowledged the end of the term of office of Ivan Magalhães Junior, Hélio Gustavo Villarim dos Santos, Frederico Monteiro and Luiz Tito Cerasoli, as well as the resignations of same, validated by Board member José Manuel Oliveira Carregal, thereby formalizing their withdrawal from the Company’s Board of Directors. Immediately thereafter, without recourse to the multiple vote procedure, pursuant to CVM Instruction 165/91, amended by Instruction 282/98, the following Board of Directors’ members were elected or reelected, with a term of office until the investiture of their successors to be elected by the 2009 Annual General Meeting:

i) Indicated by the Shareholder DISTEL HOLDING S.A., ROBERTO IRINEU MARINHO, Brazilian citizen, married, manufacturer, holder of Identity Card (RG) 2.089.884 - IFP-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 027.934.827 -49, domiciled at Rua Lopes Quintas, 303, Jardim Botânico, in the city of Rio de Janeiro, State of Rio de Janeiro – sitting member and his deputy JORGE LUIZ DE BARROS NÓBREGA, Brazilian citizen, married, business administrator, holder of Identity Card (RG) 029.741.88 -1 - IFP-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 371.632.567 -87, domiciled at Avenida Afrânio de Melo Franco, 135, 1º andar, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro;

ii) Indicated by the Shareholder GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A., reelected Messrs. STEFAN ALEXANDER, Brazilian citizen, married, economist, holder of Identity Card (RG) 07.251.698 -2 - IFP-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 942.089.997 -72, domiciled at Avenida Afrânio de Melo Franco, 135, 2º andar, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro – sitting member and his deputy JOSÉ FERREIRA MONTEIRO, Brazilian citizen, married, engineer, holder of Identity Card CREA-RJ 83105747-6 and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 743.251.757 -68, domiciled at Avenida Afrânio de Melo Franco, 135, Leblon, CEP 22430-060, in the city of Rio de Janeiro, State of Rio de Janeiro; ROSSANA FONTENELE BERTO, Brazilian citizen, married, business administrator, holder of Identity Card (RG) 07219375-8 - IFP-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 878.888.907 -68, domiciled at Avenida Afrânio de Melo Franco, 135, CEP 22430-060, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro - sitting member and her deputy GABRIELA SALOMÃO TAVARES, Brazilian citizen, married, attorney, Identity Card 85.265 - OAB-RJ issued on 12.21.2002 and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 002.031.617 -85, domiciled at Avenida Afrânio de Melo Franco nº 135, CEP 22430-060, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro; JUAREZ DE QUEIROZ CAMPOS JÚNIOR, Brazilian citizen, married, business administrator, holder of Identity Card (RG) 10.826.391 - SSP-SP and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 039.245.898 -52, domiciled at Avenida das Américas, 700, bloco 2 A, 1º andar, Barra da Tijuca, in the city of Rio de Janeiro, State of Rio de Janeiro – sitting member and his deputy GUSTAVO HORTA RAMOS, Brazilian citizen, married, advertising executive, holder of Identity Card (RG) 074.881.220 -8- IFP/DETRAN/RJ, inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 028.475.837 -00, domiciled at Rua Prudente de Morais, nº 1620, ap. 101, Ipanema, CEP: 22420-042, in the city and state of Rio de Janeiro; MARCOS DA CUNHA CARNEIRO, Brazilian citizen, married, economist, holder of Identity Card (RG) 04.831.165 -1 - IFP-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 663.964.337 -53, domiciled at Avenida Afrânio de Melo Franco, 135, 5º andar, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro,– sitting member and his deputy JOSÉ CARLOS BENJÓ, a Brazilian citizen, legally separated, attorney, holder of Identity Card (RG) 64.048 - OAB-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 871.330.757 -68, domiciled at Avenida Afrânio de Melo Franco, 135, 3º andar, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro; SÉRGIO LOURENÇO MARQUES, Brazilian citizen, married, engineer, holder of Identity Card (RG) 625.547 -ES - SPTC/DI and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 862.651.487 -53, domiciled at Avenida Afrânio de Melo Franco, 135, 2º andar, CEP 22430-060, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro, and his deputy CINTIA DE MELO MORAES PALMEIRA, Brazilian citizen, married, journalist, holder of Identity Card 10940523-3 – DETRAN-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 931.771.787 -04, domiciled at Avenida Afrânio de Melo Franco nº 135, Leblon, CEP 22430-060, in the city of Rio de Janeiro, State of Rio de Janeiro; AUGUSTO CESAR ROXO DE URZEDO ROCHA FILHO, Brazilian citizen, married, civil engineer, holder of Identity Card (RG) 89-1-00053-5 – CREA-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 810.813.757 -87, domiciled at Avenida Afrânio de Melo Franco nº 135, Leblon, CEP 22430-060, in the city of Rio de Janeiro, State of Rio de Janeiro – sitting member and his deputy ANTONIO CLAUDIO FERREIRA NETTO, Brazilian citizen, divorced, attorney, holder of Identity Card 85.652 - OAB-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no.943.122.497 -68, domiciled at Avenida Afrânio de Melo Franco nº 135, CEP 22430-060, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro.

iii) Indicated by the Shareholder EMBRATEL PARTICIPAÇÕES S.A., CARLOS HENRIQUE MOREIRA, Brazilian citizen, married, engineer, holder of Identity Card 12544-D - CREA/RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no.005.215.077 -015, domiciled at Av. Presidente Vargas, 1012, 15º andar, CEP 20071-910, in the city of Rio de Janeiro, State of Rio de Janeiro – sitting member and his deputy GUILHERME LUIZ ZATTAR, a Brazilian citizen, married, chemical engineer, holder of Identity Card 4.263.438 – IFP - RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 667.475.037 -91, domiciled at Av. Presidente Vargas, 1012, 15º andar, CEP 20071-910, in the city of Rio de Janeiro, State of Rio de Janeiro; JOSÉ FORMOSO MARTÍNEZ, Mexican citizen, married, engineer, holder of Foreigner’s Identity Card (RNE) V405864-B and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 059.557.727 -07, domiciled at Av. Presidente Vargas, 1012, 15º andar, CEP 20071-910, in the city of Rio de Janeiro, State of Rio de Janeiro - sitting member, and his deputy ANTONIO OSCAR DE CARVALHO PETERSEN FILHO, Brazilian citizen, married, attorney, holder of Identity Card (RG) 155.156 OAB/SP, and inscribed in the Individual Roll of Taxpayers (CPFMF) under no.276.546.358 -18, domiciled at Av. Presidente Vargas, 1012, 15º andar, CEP 20071-910, in the city of Rio de Janeiro, State of Rio de Janeiro; ISAAC BERENSZTEJN, Brazilian citizen, married, engineer, Identity Card (RG) 3.174.052 IFP/RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no.332.872.367 -68, domiciled at Avenida Presidente Vargas, 1012, 15º andar, CEP 20071-910, in the city of Rio de Janeiro, State of Rio de Janeiro – sitting member, and his deputy MAURICIO ALVARENGA VERGANI, a Brazilian citizen, married, Bachelor of Law, holder of Identity Card (RG) 9488651 and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 041.973.348 -50, domiciled at domiciled at Rua Aldo de Azeredo, 200, 2º andar, CEP 0543-030, in the city of Barueri, State of São Paulo.

iv) In a separate election, pursuant to Article 141, Paragraph 4, subparagraph II, of Law 6404/76, without the participation of the controlling shareholders GB Empreendimentos e Participações S.A., Globo Comunicação e Participações S.A. and Distel Holding S.A., by a majority vote of those preferred shareholders present, EDGARD LOBÃO DOS SANTOS, Brazilian citizen, married, engineer, holder of Identity Card 2.272.326 – IFP-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 263.013.777 - sitting member, with the deputy position remaining vacant. The following funds abstained from voting: CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; MORGAN STANLEY INVESTIMENT MANAGEMENT EMERGING MARKETS TRUST; VAN KAMPEN SERIES FUND, INC., VAN KAMPEN EMERGING MARKETS FUND; MORGAN STANLEY OFFSHORE EMERGING MARKETS FUND; EQ ADVISORS TRUST e THE LATIN AMERICAN DISCOVERY FUND INC.

v) Indicated by the Shareholder Empresa Brasileira de Telecomunicações S.A. – Embratel, and in order to comply with Article 11 of the Company’s Bylaws, which states that at least 20% (twenty percent) of the Board of Directors must consist of independent members, as defined by the BOVESPA Level 2 Rules, whose votes are not tied to the resolutions taken in the Prior Meetings, pursuant to the Company’s Shareholders Agreement, MAURO SZWARCWALD, Brazilian citizen, married, consultant, holder of Identity Card 2.382.767 -8 – IFP-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 266.440.967 -00, domiciled at Avenida Lúcio Costa nº 3360, bloco 2, apartamento 3002, Barra da Tijuca – CEP 22630-010, in the city of Rio de Janeiro, State of Rio de Janeiro - sitting member, and ERALDO SOARES PEÇANHA, Brazilian citizen, married, accountant, holder of Identity Card RJ-020809/0-9 – CRC RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no.179.386.437 -34, domiciled at Praça 22 de Abril nº 36 – 3º andar, Centro – CEP 20021-370, who, added to the Board members indicated by the preferred shareholders in item iv, above, constitute the independent members making up 20% (twenty percent) of the Company’s Board of Directors.

The elected Members took office by signing the Investiture Term, and declared that they were not legally prevented from exercising the management of a business corporation. This Annual General Meeting confirmed the compensation paid to the executive managers in 2007, and fixed the compensation for 2008 at a maximum of R$ 26,000,000.00 (twenty-six million reais), including the non-statutory executive officers, the Board of Directors being responsible for payment of said amount.

3. The permanent members of the Company’s Fiscal Council were re-elected, with a term of office until the 2009 Annual General Meeting as follows:

i. Indicated by the Shareholders DISTEL HOLDING S.A., GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A and EMBRATEL PARTICIPAÇÕES S.A., CHARLES BARNSLEY HOLLAND, Brazilian citizen, married, accountant, holder of Identity Card (R.G.) 12.782.315 (SSP-SP) and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 379.343 ,.258-00 domiciled at Rua Miranda Montenegro, 144, in the city of São Paulo, state of São Paulo and MARTIN ROBERTO GLOGOWSKY, Brazilian citizen, married, attorney and business administrator, holder of Identity Card (R.G.) 4.700.146 (SSP-SP) and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 861.682 ,.748-04 domiciled at Rua Barão de Santa Eulália, 170 Apt. 52, in the city of São Paulo, State of São Paulo.

vi) In a separate election, pursuant to Article 161, Paragraph 4a, of Law 6404/76, without the participation of the controlling shareholders GB Empreendimentos e Participações S.A., Globo Comunicação e Participações S.A. and Distel Holding S.A., by a majority vote of those preferred shareholders present, ANTÔNIO JOSÉ ALVES JR., Brazilian citizen, married, economist, holder of Identity Card (R.G.) 06692026-5 IFP-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 849.079.327 -15, domiciled at Avenida Edson Passos, 603/301, Alto da Boa Vista, Tijuca, in the city of Rio de Janeiro, state of Rio de Janeiro, with the abstention of representatives of the following investment funds: MORGAN STANLEY INVESTIMENT MANAGEMENT EMERGING MARKETS TRUST; VAN KAMPEN SERIES FUND, INC., VAN KAMPEN EMERGING MARKETS FUND; MORGAN STANLEY OFFSHORE EMERGING MARKETS FUND; EQ ADVISORS TRUST e THE LATIN AMERICAN DISCOVERY FUND INC.

The General Meeting fixed the annual compensation of the members of the Fiscal Council for the fiscal year 2008 at up to R$600,000.00 (six hundred thousand reais). The General Meeting also approved the Fiscal Council’s 2008 budget in the amount of R$150,000.00 (one hundred fifty thousand reais).

AT THE EXTRAORDINARY GENERAL MEETING:

4. The shareholders approved the amendment to the caput of article 5 of the Company’s Bylaws in order to reflect the capital increase from R$5,479,891,017.65 to R$5,553,269,186.21, through the issue of 1,229,387 common shares and 2,454,256 preferred shares, approved by the Company’s Board of Directors Meeting of January 31, 2008, which will now have the following wording:

Art. 5º - The Company’s Capital Stock is R$5,553,269,186.21 (five billion, five hundred and fifty-three million, two hundred and sixty-nine thousand, one hundred and eighty-six reais and twenty-one cents), divided into 113,051,524 (one hundred and thirteen million, fifty-one thousand and five hundred and twenty-four) common shares and 225,687,596 (two hundred and twenty-five million, six hundred and eighty-seven thousand and five hundred and ninety-six) preferred shares, all non-par registered book-entry shares. The Capital Stock shall be increased by up to R$ 6,500,000,000.00 (six billion and five hundred million reais), regardless of statutory amendment, as provided for by Article 168 of Law 6,404/76, by resolution of the Board of Directors, which shall determine the issuance conditions, under the terms of paragraph 1 of Article 170 of Law 6,404/76.

5. The shareholders approved the PROTOCOL OF MERGER AND JUSTIFICATION OF THE SHAREHOLDERS EQUITY of NET JUNDIAÍ LTDA., the new denomination of TV CABO E COMUNICAÇÕES DE S.A., with headquarters at Rua Professor João Batista Curado, 151, in the city of , state of São Paulo, inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no. 62059084/0001-96, (henceforth “NET JUNDIAÍ”), validated by the Management of NET JUNDIAÍ and the Company on March 12, 2008, which is considered an integral part of these Minutes, for all purposes and effects of the Law, and a copy of which is filed at the Company’s headquarters (“PROTOCOL”), the Appraisal Report (“APPRAISAL REPORT”) of NET JUNDIAÍ’s shareholders equity to be merged into the Company’s shareholders’ equity, executed by the specialized firm Globalconsulting Assessoria Contábil Ltda., duly enrolled in the São Paulo Regional Council of Accounting under no. 2SP023158/O-8 and inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no. 06063913/0001-33, with articles of association registered in the 3rd Registry of Deeds and Documents and Civil Registry of Legal Entities of São Paulo under no. 473,500, with headquarters and jurisdiction at Avenida Brigadeiro Luis Antônio, 2376, 16º andar, in the city and state of São Paulo, represented by its partner, Sérgio da Silva, Brazilian citizen, accountant, enrolled in the Regional Council of Accounting (CRC) under no. 1SP114111/O-8, holder of Identity Card (RG) no. 11683592-8-SP and enrolled in the Individual Roll of Taxpayers (CPF/MF) under no. 013.317.858 -71, hired for that specific purpose, and executed in accordance with the book value of the shareholders equity to be incorporated.

5.1. Once the merger of NET JUNDIAÍ’s by the Company is effective, the Company’s capital stock will not be modified since it already owns 100% (one hundred per cent) of the shares comprising NET JUNDIAÍ’s capital stock, which will be cancelled in accordance with item IV of Article 224 of Law 6404/76.

5.2. As a result of the merger of NET JUNDIAÍ, hereby resolved and approved, the Company succeeds NET JUNDIAÍ in relation to all assets, rights and covenants for all purposes and effects of the Law. The Company’s Management is hereby authorized to take all appropriate measures to finalize the operation approved herein.

6. As a result of the resolution in item 4 above, the Company’s consolidated Bylaws were approved and attached to the present Minutes.

CLOSURE:
The meeting was adjourned for the time required to draw up the minutes in the book, which, upon reopening of the meeting, were read, found to be in compliance, approved and signed by all those present. São Paulo - SP, March 31, 2008.

José Antonio Guaraldi Félix
Chairman

João Adalberto Elek Júnior
Secretary

Pedro Augusto de Melo	Charles Barnsley Holland.

Shareholders:

GB Empreendimentos e Participações S.A.
Represented by Bruno Cotecchia

Globo Comunicação e Participações S.A.
Represented by Bruno Cotecchia

Distel Holding S.A.
Represented by Bruno Cotecchia

Embratel Participações S.A.
Represented by Simone Paulino de Barros and Márcia Motta Sá

Empresa Brasileira de Telecomunicações S.A. – Embratel
Represented by Simone Paulino de Barros and Márcia Motta Sá

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.